Exhibit 99.1

ALTAGAS ANNOUNCES THIRD QUARTER RESULTS AND FRAMEWORK FOR BALANCED FUNDING PLAN TO BUILD LONG-TERM SHAREHOLDER VALUE

Calgary, Alberta October 30, 2018

Highlights

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

Delivered $226 million in Normalized EBITDA1 and Advancing Midstream Business

•                  Closed the $9 billion acquisition of WGL Holdings, Inc. (WGL), creating a North American leader in the clean energy economy

•                  Strengthened Northeast B.C. Gas franchise by connecting Montney producers to Asian energy exports

•                  Recorded third quarter 2018 normalized Funds from Operations1 of $117 million

•                  Exceeded the company’s initial target of planned asset sales related to the repayment of the bridge facility, achieving approximately $2.4 billion2 in announced assets sales — $400 million greater than the initial target

•                  Made significant progress on the repayment of the bridge facility associated with the acquisition of WGL. With the completed and announced asset sales, the balance of the bridge facility — US $1.2 billion — is expected to be repaid by year end

Strengthening Financial Position and Framework for Balanced Funding Plan

•                  AltaGas’ significant growth opportunities in Gas and U.S. Utilities will be balanced with a prudent funding plan and a commitment to an investment grade credit rating

•                  To fund capital projects as well as align the underlying assets of the business to its strategic focus on Gas and U.S. Utilities, AltaGas will undertake further asset sales of $1.5 to $2.0 billion in the near term. The asset sales are expected to include the monetization of an additional interest in the Northwest Hydro Facilities

•                  As part of AltaGas’ plan to optimize cost of capital, the Premium Dividend Reinvestment Plan (“PDRIP”) will be suspended at year end

•                  AltaGas plans to provide an update on its 2019 outlook to balance prudent financial management with investment in opportunities in Gas and U.S. Utilities prior to year end

AltaGas Ltd. (AltaGas) (TSX:ALA) today reported third quarter results and discussed its framework for a balanced financial strategy to take advantage of the capital investment and growth opportunities in Gas and U.S. Utilities; surface the value of its asset base; and improve its credit metrics.  AltaGas plans to provide a further update later in the fourth quarter on its business, operational and financial outlook, capital plan and overall funding plan for 2019.

“AltaGas has tremendous assets and a strong pipeline of opportunities in Gas and U.S. Utilities,” stated David Cornhill, Chairman and interim co-CEO of AltaGas.  “As we complete our funding plan for the acquisition of WGL in the fourth quarter, we look to 2019 and beyond, and plan to take the necessary steps to ensure long-term value creation for all stakeholders.

“AltaGas has gone through significant transformation over the past 18 months. As we sharpen our focus on opportunities in Gas and U.S. Utilities, we are also refining our funding plan, which includes additional asset sales, and evaluating our future capital programs. We are committed to optimizing per share cash flow and earnings growth,” continued Mr. Cornhill.

Financial & Operational Results

With normalized EBITDA of $226 million, and normalized Funds from Operations of $117 million, AltaGas remains well positioned to fund its 2018 capital program through internally generated cash flow, its dividend reinvestment program, and normal course borrowings under its credit facilities. AltaGas’ net loss applicable to common shares for the quarter was $726 million ($2.78 per share), mainly due to provisions for assets.  Normalized net loss for the third quarter was $17 million or $0.07 per share.

As previously disclosed, commencing in the third quarter of 2018, and effective as of the close of the WGL Acquisition, WGL’s activities will continue to be carried out through three business segments: Gas, Power, and Utilities, and will be reflected in each of AltaGas’ segments, respectively.

In the third quarter of 2018, WGL generated $32 million in normalized EBITDA — $8 million in the Gas segment, $32 million in the Power segment, and a loss of $7 million in the Utilities segment.  This was lower than the Company’s previous expectations as a result of timing and seasonality of WGL earnings, higher WGL utility leak remediation expenses, and delays to the Central Penn Pipeline in-service date.  EBITDA contribution from WGL is expected to increase in the fourth quarter of 2018 as compared to the third quarter, following the completion of Central Penn Pipeline and seasonally colder weather at the utilities.

(1) Non-GAAP measure; see discussion in the advisories of this news release

(2) Cash proceeds include $635 million in debt associated with the IPO of AltaGas Canada Inc. in the form a new term debt issuance, intercompany loans and the assumption of existing indebtedness

RESULTS OF OPERATIONS BY REPORTING SEGMENT

Normalized EBITDA (1)	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2018	2017	2018	2017
Gas	$65	$51	$184	$159
Power	128	106	245	232
Utilities	32	38	194	208
Sub-total: Operating Segments	225	195	623	599
Corporate	1	(5)	(8)	(15)
	$226	$190	$615	$584

(1)         Non-GAAP financial measure; See discussion in Non-GAAP Financial Measures section of this MD&A.

In the third quarter of 2018, AltaGas’ Gas segment recorded normalized EBITDA of $65 million, an increase of 27 percent over the same period last year.  The increase was driven by contributions from WGL for the period after the transaction close on July 6, 2018, contributions from AltaGas’ Townsend 2A and North Pine facilities which came into service in the fourth quarter of 2017, higher revenues at Harmattan due to increased NGL activities, as well as higher realized frac spreads and frac exposed volumes, partially offset by the impact of reduced ownership at Younger.

In the third quarter of 2018, AltaGas’ Power segment achieved normalized EBITDA of $128 million, an increase of $22 million as compared to the third quarter of 2017, primarily a result of the addition of WGL, partially offset by lower generation at the Northwest Hydro Facilities due to unseasonably cool, dry weather and the expiry of the Ripon PPA on May 30, 2018.  The Power segment did benefit from the new Resource Adequacy contract at Ripon which began in the second quarter of 2018 and is in place until the end of the year.

The Utilities segment achieved normalized EBITDA of $32 million in the third quarter of 2018, a decrease of approximately $6 million compared to the same period in 2017. The decrease was mainly due to the impact of the WGL Acquisition for the period after transaction close, and the 2018 revenue impact related to the federal tax reduction at the U.S. Utilities, partially offset by higher rates and colder weather in Alberta.

The Power and Utility segments were also positively impacted by a stronger U.S. dollar.

AltaGas’ 2018 capital expenditure plan is expected to be near the high end of the revised $1.2 billion to $1.4 billion target range. In 2018, approximately 45 to 50 percent of the total capital is expected to be spent in AltaGas’ Gas segment, on key projects including RIPET, Townsend 2B, Black Swan and the Central Penn and Mountain Valley Pipelines.  Approximately 45 to 50 percent is expected to be spent in the Utilities segment on approved system betterment across AltaGas’ utilities, accelerated pipe replacement programs in Virginia, Maryland and Washington D.C, as well as new customer additions. There is also some initial capital being spent to advance the Marquette Connector Pipeline in Michigan. Power will account for the remainder of the capital primarily driven by selected smaller investments in distributed generation projects across the United States.

Asset Monetizations and Funding Strategy for WGL

Consistent with its previously articulated plans, AltaGas has been rapidly repaying its bridge facility and expects to have the bridge facility retired in the fourth quarter of 2018. At the end of the third quarter, AltaGas had approximately US $2.3 billion outstanding on the bridge facility.

During the third quarter, AltaGas announced the final steps in its current asset monetization process with respect to the WGL Acquisition, including the sales of non-core Gas and Power assets expected to close in the fourth quarter, and the IPO of AltaGas Canada Inc. which closed on October 25, 2018.  After taking into effect the completed and announced asset sales, the balance of the bridge facility is US $1.2 billion.

Disciplined Approach to Funding Plan and Focus on Total Shareholder Return

AltaGas, as part of its 2019 planning process, is reviewing its current funding requirements to maintain the strength and competitiveness of AltaGas’ key businesses for the long term, while improving AltaGas’ balance sheet and financial flexibility. AltaGas’ significant growth opportunities will be balanced with capital allocation discipline and a commitment to an investment grade credit rating.

“We believe that strengthening our balance sheet and ensuring an investment grade credit rating, combined with disciplined capital allocation and appropriate and sustainable dividend levels, positions us for greater flexibility and growth in the future,” said Tim Watson, Executive Vice President and Chief Financial Officer.  “In the near-term, we intend to sell $1.5 to $2 billion of additional assets to fund capital projects as well as align the underlying assets of the business to our strategic focus on Gas and U.S. Utilities.”

Suspension of the Premium Dividend Reinvestment Plan

AltaGas’ Board of Directors has suspended the Premium Dividend™ Component (the PDRIP) of the Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) effective December 18, 2018, until further notice. Accordingly, the November 2018 dividend payable on December 17, 2018 to the holders of common shares will be the last dividend payment eligible for reinvestment by participating shareholders under PDRIP. The other components of the Plan including the Dividend Reinvestment Component (DRIP) of the Plan will remain in effect and unchanged.  AltaGas expects the overall DRIP participation rate to materially drop from current levels of approximately 66 percent as a result of the suspension of the PDRIP.

“There is no question that we have never had a stronger asset base, and we have never been in a better position to benefit from the multiple growth opportunities in our portfolio. I am confident that as we better delineate the efficiency of capital investment in our Northeast B.C. strategy and integrated value chain, as well as outline the investment opportunities in WGL, their value will be more fully realized in the market,” said Mr. Cornhill.

“At the same time we do understand the need to pace our investment as we strengthen our balance sheet and minimize the need for external equity funding. We look forward to reporting back to you later this quarter with a more fulsome update on our 2019 plans,” concluded Mr. Cornhill.

High Quality Utility Assets

AltaGas’ Utilities segment is expected to grow significantly, reflecting the exposure to higher growth markets with capital expenditures to support customer additions, general system betterment, and accelerated replacement programs.

Combined Midstream Business Provides Producers with Global Market Access

AltaGas continues to execute on its Northeast B.C. and energy export strategies, providing producers a stronger integrated value chain with energy export solutions.  In the quarter, AltaGas further enhanced its integrated value chain in the Montney with multi-faceted announcements that integrate many parts of its platform.  These include the announcement with Kelt Exploration (LNG) Ltd. (Kelt) underpinning an expansion of the Townsend Complex and the acquisition of a 50 percent interest in Black Swan Energy Ltd.’s (Black Swan) Aitken Creek Gas Processing Plants.  Both announcements highlight the strength of AltaGas’ value chain when utilizing the integrated platform including gas processing, liquids handling, field fractionation, and energy export.  As a result of these new projects, the North Pine liquids separation facility is expected to be expanded in 2019.

Construction of RIPET is progressing on-time and on-budget and is slated to come online in the first quarter of 2019, with the first cargo expected early in the second quarter which is aligned with the propane contract year.  With the Kelt and Black Swan agreements, along with other initiatives AltaGas is pursuing, total propane supply for RIPET is expected to achieve the initial 40,000 bbl/d target for start-up. Due to these arrangements and strong commercial support, AltaGas is accelerating its efforts to increase capacity beyond its initial target, and believes the increase can be achieved with minimal capital. Commercial agreements to secure the remaining off-take commitments are currently under negotiation and are expected to be completed by the end of 2018, which when combined with the 50 percent already committed by Astomos, will complete 100 percent of the initial target.

The Gas segment will also benefit from continued growth through investments in the Central Penn Pipeline, which came in service in early October 2018.

AltaGas is now positioned to actively participate in energy export projects on both coasts of North America and has a presence in the two most prolific gas plays — the Montney and Marcellus/Utica.  Through RIPET, AltaGas is ideally positioned to move natural gas liquids to premium Asian markets.  In the Marcellus/Utica, AltaGas connects low cost producers with high growth U.S. end-use markets and the Cove Point liquefied natural gas (LNG) terminal, which provides access for LNG exports off the east coast.

Generating Clean Energy with Natural Gas and Renewable Resources

AltaGas believes that with a clean power generation footprint that includes gas, hydroelectric, wind, small scale solar, biomass and energy storage, there will be longer-term opportunities for the power generation business throughout North America. AltaGas has identified a portfolio of development projects, which it continues to actively pursue.

Expectations for 2018

The WGL Acquisition closed on July 6, 2018. As a combined entity, AltaGas expects normalized EBITDA to increase by approximately 25 to 30 percent and normalized Funds from Operations to increase by approximately 10 percent compared to 2017.  The decrease in normalized Funds from Operations estimates to approximately 10 percent compared to the estimates of 15 to 20 percent projected in the second quarter of 2018 is primarily due to timing and seasonality of WGL earnings, higher WGL utility leak remediation expenses, lower Northwest Hydro river flows, and delays to the Central Penn Pipeline in-service date. This also includes the impact of certain contemplated asset monetizations and other financing initiatives as part of the long-term financing plan.

The expected increase to EBITDA and Funds from Operations in 2018 compared to 2017 for the combined entity is mainly as a result of contributions from the WGL Acquisition in all three segments as well as positive contributions from:

•                  Higher realized frac spreads mainly due to higher hedged price;

•                  Full year contributions from Townsend 2A and the first train of the North Pine facility; and

•                  Colder weather and rate base and customer growth at certain of the utilities.

These positive contributions are expected to be partially offset by:

•                  The impact of the sale of non-core Gas and Power assets;

•                  The sale of a majority interest in AltaGas Canada Inc.;

•                  The expiry of the PPA at the Ripon facility in the second quarter of 2018 (partially offset by the new Resource Adequacy (RA) contracts, which began in the second quarter of 2018 until year-end 2018, and is expected to be renewed on a yearly basis thereafter);

•                  A weaker U.S. dollar on reported results of the U.S. assets; and

•                  The impact of U.S. tax reform.

Monthly Common Share Dividend and Quarterly Preferred Share Dividends

•                  The Board of Directors approved a dividend of $0.1825 per common share. The dividend will be paid on December 17, 2018, to common shareholders of record on November 26, 2018. The ex-dividend date is November 23, 2018. This dividend is an eligible dividend for Canadian income tax purposes;

•                  The Board of Directors approved a dividend of $0.21125 per share for the period commencing September 30, 2018 and ending December 30, 2018, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018;

•                  The Board of Directors approved a dividend of $0.249530 per share for the period commencing September 30, 2018 and ending December 30, 2018, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018;

•                  The Board of Directors approved a dividend of US$0.330625 per share for the period commencing September 30, 2018 and ending December 30, 2018, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018;

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing September 30, 2018, and ending December 30, 2018, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018;

•                  The Board of Directors approved a dividend of $0.296875 per share for the period commencing September 30, 2018, and ending December 30, 2018, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018;

•                  The Board of Directors approved a dividend of $0.328125 per share for the period commencing September 30, 2018, and ending December 30, 2018, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018; and

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing September 30, 2018, and ending December 30, 2018, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on December 31, 2018 to shareholders of record on December 13, 2018. The ex-dividend date is December 12, 2018.

Consolidated Financial Review

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2018	2017	2018	2017
Revenue	1,041	502	2,530	1,811
Normalized EBITDA(1)	226	190	615	584
Net income (loss) applicable to common shares	(726)	18	(676)	41
Normalized net income (loss)(1)	(17)	48	76	141
Total assets	22,958	9,932	22,958	9,932
Total long-term liabilities	11,319	4,624	11,319	4,624
Net additions to property, plant and equipment	367	147	556	274
Dividends declared(2)	162	90	357	268
Normalized funds from operations(1)	117	143	407	436

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2018	2017	2018	2017
Net income (loss) per common share - basic	(2.78)	0.10	(3.28)	0.24
Net income (loss) per common share - diluted	(2.78)	0.10	(3.28)	0.24
Normalized net income (loss) - basic(1)	(0.07)	0.28	0.37	0.83
Dividends declared(2)	0.55	0.53	1.64	1.58
Normalized funds from operations(1)	0.45	0.83	1.98	2.57
Shares outstanding - basic (millions)
During the period(3)	261	172	206	170
End of period	269	173	269	173

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.

(2)         Dividends declared per common share per month: $0.175 beginning on August 25, 2016, and $0.1825 beginning on November 27, 2017.

(3)         Weighted average.

Conference Call and Webcast Details

AltaGas will hold a conference call today at 9:00 a.m. MT (11:00 a.m. ET) to discuss 2018 third quarter results, progress on construction projects and other corporate developments.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on October 30, 2018 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 9177324. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on November 6, 2018.

Additional information relating to AltaGas’ results can be found in the Management’s Discussion and Analysis and unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 available through AltaGas’ website at www.altagas.ca  or through SEDAR at www.sedar.com.

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit:  www.altagas.ca

Investment Community

1-877-691-7199

investor.relations@altagas.ca

Media

(403) 691-7197

media.relations@altagas.ca

FORWARD LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the implementation and success of AltaGas’ strategy for the corporation as a whole and each of its business segments; expected normalized EBITDA and FFO growth; expected capital expenditures, companywide, by segment and by project; expected timing of repayment of the bridge facility and amounts remaining to be repaid; expected ability to maintain investment grade credit rating, a prudent funding plan, disciplined capital allocation and sustainable dividends; the lack of current expectations regarding accessing the equity markets for funding of the capital plan; expected size and timing of further asset sales; expected announcement of the 2019 financial outlook, capital plan and overall funding plan; the expected ability of AltaGas to take the necessary steps to ensure long term value creation; expected ability to maximize per share cash flow and earnings growth; expected ability to fund the 2018 capital program and sources of such funding; expected WGL contribution to EBITDA; expected close of the non-core Gas and Power asset sales; expected growth of the Utilities segment; the expected benefits of the Kelt and Black Swan transactions; the expected expansion of the North Pine facility; the expected timing of completion, supply, increase in capacity, and off take commitments at RIPET; and expected strengths and benefits of AltaGas’ energy export strategy.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; the Harmattan Rep agreements; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the nine months ended September 30, 2018. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for and incremental information associated with each non-GAAP measure is discussed in AltaGas’ MD&A as at and for the nine months ended September 30, 2018. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP.

Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, realized loss on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions, merger commitment costs, gains (losses) on the sale of assets, provisions on assets, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, foreign exchange gains, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, realized gain (loss) on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions, gains (losses) on the sale of assets, provisions on assets, financing costs associated with the bridge facility for the WGL Acquisition, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations is used to assist management and investors in analyzing the liquidity of the Corporation without regard to changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions. Funds from operations are calculated from the Consolidated Statement of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP